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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

001 750 26009510 (Common Stock)
001 750 260095DM (Class A Common Stock)
(CUSIP Number of Class of Securities)

Klaus M. Belohoubek
Senior Vice President—General Counsel
Dover Downs Gaming & Entertainment, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Timothy R. Horne
Senior Vice President—Finance, Treasurer
and Chief Financial Officer
Dover Downs Gaming & Entertainment, Inc.
1131 N. DuPont Highway
Dover, DE 19901
(302) 857-3292

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$31,775,124	$4,026

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 2,647,927 shares of Common Stock and Class A Common Stock are purchased for $12.00 per share.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,026	Filing Party: Issuer
Form or Registration No.: Schedule TO	Date Filed: November 10, 2004
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 amends and supplements the issuer Tender Offer Statement on Schedule TO filed on November 10, 2004 by Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated November 10, 2004 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer"), up to 1,040,421 shares of the Company's common stock, par value $0.10 per share, and 1,607,506 shares of the Company's Class A common stock, par value $0.10 per share, in each case at a price of $12.00 per share, net to the seller in cash without interest thereon.

        This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(i).

        The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

References are to sections and page numbers in the Offer to Purchase as filed with EDGAR:

(1)
Table of Contents, page (i).

  Add the following sentence to the end of the first paragraph after the table of contents: "However if a material change occurs in the information published, sent or given to stockholders, we will disseminate promptly disclosure of the change in a manner reasonably calculated to inform stockholders of the change and will file with the Securities and Exchange Commission an Amendment to the Tender Offer Statement on Schedule TO of which this Offer to Purchase is a part."

(2)
Summary Term Sheet, page (vi).

  Under the heading "Are there any material conditions upon the Company's obligation to complete the Offer?":

  •
  Amend the second sentence to read as follows, "However, we are not required to accept for payment, purchase or pay for any shares tendered if certain events occur (or have been determined by us, in our reasonable judgment, to have occurred); and

  •
  Delete the second bullet item which reads "Any failure by us to receive any regulatory approval necessary for the Offer to be completed.

(3)
Section 7, Conditions of the Offer, page 10.

•
Amend the first bullet item to read as follows:

    "there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that directly or indirectly (i) challenges our purchase or shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in our judgment, could materially and adversely affect our business, condition (financial or other), income or operations."

  •
  Amend the second bullet item to read as follows:

    "there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, could directly or indirectly (i) make our acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect our business, condition (financial or other), income or operations."

  •
  Amend the fourth bullet item to read as follows:

    "there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any material decline, in our reasonable judgment, in the market price of our Common Stock, the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the New York Stock Exchange or the NASDAQ Composite Index from the close of business on November 10, 2004, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), income or operations, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might materially adversely affect, the extension of credit by lending institutions in the United States, (v) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism, that could, in our reasonable judgment, have a material adverse affect on our business, condition (financial or otherwise), income or operations, (vi) material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, that could, in our reasonable judgment, have a material adverse affect on our business, condition (financial or otherwise), income or operations, (vii) any material limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might materially adversely affect the extension of credit by banks or other lending institutions in the United States, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;"

  •
  Amend the sixth bullet item to read as follows:

    "there shall have occurred any event or events that have resulted, or may in our reasonable judgment result, in an actual or threatened material and adverse change in our business, condition (financial or otherwise), income or operations;"

  •
  Delete the last bullet item which reads:

    "any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our judgment;"

(4)
Section 13, Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock, page 18.

        Under the heading "Beneficial Ownership of Directors and Executive Officers:

  •
  Amend the first paragraph to read as follows:

    "As of November 10, 2004, all of our directors and executive officers as a group (11 persons) owned beneficially an aggregate of 387,505 shares of Common Stock and 12,428,054 shares of Class A Common Stock, or approximately 7.1% of the shares of Common Stock and approximately 80.4% of the shares of Class A Common Stock then outstanding. We have been advised that no director or executive officer intends to tender shares pursuant to the Offer. If we purchase all 1,040,421 shares of Common Stock and all 1,607,506 shares of Class A Common Stock pursuant to the Offer and no director or officer tenders shares, the percentage of the outstanding shares owned beneficially by all of our directors and executive officers as a group would decrease to approximately 5.8% of the shares of Common Stock and approximately 79.0% of the shares of Class A Common Stock then outstanding."

  •
  Amend the first table and corresponding footnotes to read as follows:

	Number of Shares and Nature of Beneficial Ownership by Class(1)				Percentage Beneficially Owned by Class Before Offer		Percentage Beneficially Owned by Class After Offer (All Shares Tendered and No Executive Officer or Director Tenders)
Name of Director or Executive Officer	Common Stock		Class A Common Stock		Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Henry B. Tippie	330,000		9,439,372	(2)(3)	3.2%	58.7%	1.4%	54.9%
R. Randall Rollins	—		1,421,000	(3)	—	8.8%	—	9.8%
Jeffrey W. Rollins	48,070	(4)	827,782		0.5%	5.1%	0.5%	5.7%
Melvin L. Joseph	14,000		602,000		0.1%	3.7%	0.2%	4.2%
Denis McGlynn	83,280		498,300	(5)	0.8%	3.1%	0.9%	3.4%
John W. Rollins, Jr.	135,660	(6)	137,900		1.3%	0.9%	1.5%	1.0%
Patrick J. Bagley	16,366		—		0.2%	—	0.2%	—
Kenneth K. Chalmers	2,400	(7)	—		—	—	—	—
Klaus M. Belohoubek	41,644		—		0.4%	—	0.4%	—
Edward J. Sutor	54,909		—		0.5%	—	0.6%	—
Timothy R. Horne	31,348		—		0.3%	—	0.3%	—
All Directors and Officers as a Group (11 persons)	741,311		12,926,354		7.1%	80.4%	5.8%	79.0%

  (1)
  Our Class A Common Stock has ten votes per share and our Common Stock has one vote per share. Class A Common Stock is convertible, at any time, on a share-for-share basis into Common Stock at the option of the holder. As a result, pursuant to Rule 13d of the Exchange Act, a stockholder is deemed to have beneficial ownership of the shares of Common Stock which the stockholder may acquire upon conversion of Class A Common Stock. In order to avoid overstatement, the amount of Common Stock beneficially owned does not take into account shares of Common Stock which may be acquired upon conversion of Class A Common Stock (an amount which is equal to the number of shares of Class A Common Stock held by a stockholder). The percentages shown in this table are based on 10,404,212 shares of Common Stock and 16,075,059 shares of Class A Common Stock outstanding as of November 10, 2004. The above numbers include the following shares of Common Stock subject to options granted under the Company's 2002 Stock Incentive Plan, as Amended and Restated, which the employee has the right to acquire beneficial ownership within 60 days as specified in Rule 13d of the Exchange Act: Denis McGlynn, 32,140 shares; Edward J. Sutor,

    47,759 shares; Timothy R. Horne, 26,998 shares; Klaus M. Belohoubek, 34,494 shares; Patrick J. Bagley, 11,666 shares; and all directors and officers as a group, 153,057 shares.

  (2)
  Includes 105,000 shares of Common Stock and 100,000 shares of Class A Common Stock held by his wife and 25,000 shares of Common Stock held as Co-Trustee, as to which Mr. Tippie disclaims any beneficial interest. Henry B. Tippie is the executor of the Estate of John W. Rollins. The above numbers include 200,000 shares Common Stock and 7,018,372 shares of Class A Common Stock held by the Estate, as to which Mr. Tippie disclaims any beneficial interest. Please refer to the discussion below under the heading "Controlled Corporation Status." Excluding shares of Common Stock and Class A Common Stock beneficially owned by the Estate of John W. Rollins, Mr. Tippie's percentages would be as follows: Percentage Beneficially Owned by Class Before Offer—Common Stock 1.3% and Class A Common Stock 15.1%; and Percentage Beneficially Owned by Class After Offer—Common Stock 1.4% and Class A Common Stock 16.7%

  (3)
  321,000 shares of Class A Common Stock owned by R. Randall Rollins are included under both the holdings of Henry B. Tippie and the holdings of Mr. Rollins. Mr. Rollins has investment power over these shares and Mr. Tippie has the right to vote these shares pursuant to a Stockholders Voting Agreement between Mr. Tippie and Mr. Rollins. The terms of this Agreement are detailed below under the heading "Controlled Corporation Status."

  (4)
  Includes 15,295 shares of Common Stock owned by a limited liability corporation over which Mr. Rollins has sole voting and investment power.

  (5)
  Includes 71,400 shares of Class A Common Stock held by his wife, as to which Mr. McGlynn disclaims any beneficial interest.

  (6)
  Includes 630 shares of Common Stock held by his wife.

  (7)
  Includes 1,400 shares of Common Stock held by his wife, as to which Mr. Chalmers disclaims any beneficial interest.

  •
  Revise the second table and the introductory paragraph to the table to read as follows:

    Based upon the shareholdings for executive officers and directors set forth in the preceding table and the accompanying footnotes, the following table shows the percentage of combined voting power of such executive officers and directors in the Company represented by Common Stock and Class A Common Stock both as of November 10, 2004 and after giving effect to the Offer, assuming that we purchase all 1,040,421 shares of Common Stock and all 1,607,506 shares of Class A Common Stock and that none of our executive officers or directors tender any shares. Our Class A Common Stock has ten votes per share and our Common Stock has one vote per share.

Name of Director or Executive Officer	Percentage of Combined Voting Power of Both Classes Before Offer	Percentage of Combined Voting Power of Both Classes After Offer (All Shares Tendered and No Executive Officer or Director Tenders)
Henry B. Tippie	55.3%	51.6%
R. Randall Rollins	6.4%	7.1%
Jeffrey W. Rollins	4.9%	5.4%
Melvin L. Joseph	3.5%	3.9%
Denis McGlynn	3.0%	3.3%
John W. Rollins, Jr.	0.9%	1.0%
Patrick J. Bagley	—	—
Kenneth K. Chalmers	—	—
Klaus M. Belohoubek	—	—
Edward J. Sutor	—	—
Timothy R. Horne	—	—
All Directors and Officers as a Group (11 persons)	74.1%	72.4%

  (1)
  Excluding shares of Common Stock and Class A Common Stock beneficially owned by the Estate of John W. Rollins, Mr. Tippie's percentage of combined voting power of both classes before the Offer would be 14.2% and after the Offer would be 15.8%.

        Under the heading, "Controlled Corporation Status":

  •
  Change 54.7% to 55.3% on the fourth line of the second paragraph

  •
  Change 50.9% to 51.6% on the penultimate line of the second paragraph

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
By:	/s/ Denis McGlynn Denis McGlynn President and Chief Executive Officer

Dated: November 18, 2004

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AMENDMENT NO. 1 TO SCHEDULE TO
SIGNATURE